UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  NexMed, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    652903105
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
           (Name, address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES                131,418 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----  Shares of Common Stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             131,418 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                           -----  Shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         131,418 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.19%

14  TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D
CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                3,092,509 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             3,092,509 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,092,509 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.62%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                703,212 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             703,212 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           703,212 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.05%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                862,743 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             862,743 Shares of Common Stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                           --------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          862,743 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.28%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES                564,642 Share of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             564,642 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                               -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          564,642 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.84%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gideon J. King

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES                236,500 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----  Shares of Common Stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             236,500 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                           -----  Shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         236,500 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.35%

14 TYPE OF REPORTING PERSON*
         IN



                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Grubin

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES                49,672 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----  Shares of Common Stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             49,672 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                           -----  Shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,672 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.07%

14 TYPE OF REPORTING PERSON*
         IN



                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Kaplow

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES                15,000 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----  Shares of Common Stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             15,000 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                           -----  Shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,000 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.02%

14 TYPE OF REPORTING PERSON*
         IN



Item 1.  Security and Issuer.
------   -------------------

         This statement refers to the Common Stock of NexMed, Inc., 350 Corporate Boulevard, Robbinsville, New Jersey, 08691.

Item 2.  Identity and Background.
------   -----------------------

         Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Robert Grubin and Mark Kaplow are also officers of LPC. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

          Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

         LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

         Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The persons reporting hereby owned the following shares of Common Stock as of December 8, 2006.

                                    Shares of Common Stock

Loeb Arbitrage Fund                          3,092,509
Loeb Partners Corporation                      131,418
Loeb Offshore Fund Ltd.                        703,212
Loeb Marathon Fund LP                          862,743
Loeb Marathon Offshore Fund Ltd.               564,642
Gideon J. King                                 236,500
Robert Grubin                                   49,672
Mark Kaplow                                     15,000
                                               -------
                                             5,655,696
------

The total shares of Common Stock constitutes 8.45% of the 66,919,589 outstanding shares of Common Stock as reported by the issuer.

        (b) See paragraph (a) above

        (c) The following purchases of Common Stock have been made in the last sixty (60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.           10-19-06       1205              $0.58
                              12-05-06       1488               0.52
                              12-07-06        542               0.52
                              12-08-06       1248               0.53
                              12-11-06       2967               0.54
                              12-12-06       2368               0.60
                              12-13-06        463               0.61

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           10-19-06      28156              $0.58
                              11-16-06      25203               0.54
                              11-16-06      50000               0.54
                              11-16-06        100               0.54
                              12-05-06      44813               0.52
                              12-07-06      12796               0.52
                              12-08-06      29494               0.53
                              12-11-06      50000               0.54
                              12-11-06      20453               0.54
                              12-12-06      55951               0.60
                              12-13-06      10941               0.61

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            10-19-06       5639              $0.58
                              10-27-06      12000               0.52
                              10-30-06      40000               0.50
                              10-31-06      12500               0.49
                              11-03-06      23111               0.54
                              11-06-06      18729               0.58
                              11-16-06      17233               0.54
                              12-05-06      22677               0.52
                              12-07-06       2977               0.52
                              12-08-06       6863               0.53
                              12-11-06      16310               0.54
                              12-12-06      13020               0.60
                              12-13-06       2546               0.61

Holder                            Date     Shares      Average Price
  Loeb Marathon Fund LP       10-18-06      99710               0.61
                              10-20-06      29310               0.56
                              11-16-06       7564               0.54
                              11-16-06       5937               0.54
                              12-05-06      12688               0.52
                              12-07-06       2183               0.52
                              12-08-06       5034               0.53
                              12-11-06       1742               0.54
                              12-11-06      10270               0.54
                              12-12-06       9550               0.60
                              12-13-06       1867               0.61

Holder                            Date     Shares      Average Price
   Loeb Marathon Offshore     10-18-06      71290              $0.61
      Fund Ltd.               10-20-06      20690               0.56
                              11-16-06       7399               0.54
                              12-05-06       2892               0.52
                              12-07-06       1502               0.52
                              12-08-06       3461               0.53
                              12-11-06       8258               1.54
                              12-12-06       6565               0.60
                              12-13-06       1283               0.61

Holder                            Date     Shares      Average Price
Mark Kaplow                   11-01-06      4,000              $0.52

All reported transactions were effected OTC.

        (d) Not applicable.

        (e). Not applicable.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2006               Loeb Partners Corporation


                                       By: /s/ Gideon J. King
                                                  Executive Vice President



December 14, 2006               Loeb Arbitrage Fund
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President



December 14, 2006               Loeb Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director



December 14, 2006               Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President



December 14, 2006              Loeb Marathon Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director





                                       _______________________
December 14, 2006                      By: /s/ Gideon J. King




December 14, 2006                      _____________________
                                       By: /s/ Robert Grubin





December 14, 2006                     _____________________
                                       By: /s/ Mark Kaplow